IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

:
In re:	:	Chapter 11
:
O2DIESEL CORPORATION and	:	Case No. 09-12585 (KJC)
O2DIESEL FUELS, INC.,	:
	:	(Jointly Administered)
Debtors.	:

ORDER CONFIRMING THE FIRST AMENDED JOINT PLAN OF
REORGANIZATION OF O2DIESEL CORPORATION AND
O2DIESEL FUELS, INC.

WHEREAS, on July 21, 2009, O2Diesel Corporation (“O2 Corp.”) and O2Diesel Fuels, Inc. (“O2 Inc.”), debtors and debtors-in-possession in the above-captioned chapter 11 cases (each individually a “Debtor,” and together, the “Debtors”) filed the Joint Chapter 11 Plan of Reorganization of O2Diesel Corporation and O2Diesel Fuels, Inc. (as amended, the “Plan”) [Docket No. 9] with the United States Bankruptcy Court for the District of Delaware (the “Court”); and

WHEREAS, on July 21, 2009, the Debtors files the Debtors’ Motion for an Order (A) Approving the Plan as the Disclosure Statement, (B) Providing a Schedule for Confirmation and Approving Solicitation Procedures, (C) Approving Procedures for a Competitive Process, and (D) Approving a Break-Up Fee and Expense Reimbursement [Docket No. 8] with the Court, pursuant to which, inter alia, the Debtors requested that the Court approve the Plan as the disclosure statement, pursuant to section 1125(f)(1) of Title 11 of the United States Code (as amended, modified or replaced from time to time, the “Bankruptcy Code”).

WHEREAS, on August 3, 2009, the Court entered an order [Docket No. 36] (the “Solicitation Procedures Order”) (i) conditionally approving the Plan as the disclosure statement pursuant to section 1125(f)(1) of the Bankruptcy Code and authorizing the Debtors to solicit acceptances to the Plan; (ii) establishing procedures for the solicitation and tabulation of votes to accept or reject the Plan, including approval of (a) the forms of ballots for submitting votes on the Plan, (b) the deadline for submission of ballots, (c) the contents of proposed solicitation packages to be distributed to Creditors and other parties in interest in connection with the solicitation of votes on the Plan (the “Solicitation Packages”), (d) the proposed record date for voting on the Plan and (e) certain related relief, (iii) approving procedures for a competitive process, including procedures for interested parties to submit competing bids (the “Competitive Process”) and (iv) scheduling a hearing on confirmation of the Plan and approving related notice procedures; and

WHEREAS, the Debtors transmitted the Solicitation Packages substantially in compliance with the Solicitation Procedures Order, as attested to in the Certificate of Service of Mark E. Felger filed on August 5, 2009 [Docket No. 40].

WHEREAS, on August 3, 2009, the Debtors caused the Notice of (A) Deadline to File Proofs of Claim, (B) Hearing on Confirmation of the Debtors’ Plan, and (C) Competitive Process for the Sale of Debtors’ Equity (the “Confirmation Hearing Notice”) [Docket No. 37] to be served in accordance with the Solicitation Procedures Order, as attested to in the Certificate of Service of Mark E. Felger filed on August 5, 2009 [Docket No. 40]; and

WHEREAS, on August 10, 2009, the Debtors caused the O2Diesel Corp. and O2Diesel Fuels, Inc. Notice of Deadlines to be published in the Wall Street Journal (Global) in accordance with the Solicitation Procedures Order, as attested to in the Affidavit of Erin Ostenson filed on August 12, 2009 [Docket No. 4]; and

WHEREAS, on August 25, 2009, the Debtors caused the Court Approved Summary of Plan Addressed to Shareholders, as attested to in the Certificate of Service of Mark E. Felger filed on August 26, 2009 [Docket No. 53]; and

WHEREAS, on September 10, 2009, the Debtors filed the Report of Plan Voting Prepared in Connection with the Joint Plan of O2Diesel Corporation and O2Diesel Fuels, Inc. [Docket No. 55] (the “Tabulation Certification”), summarizing the tabulation of all ballots received by the Debtors no later than 4:00 p.m. Eastern Time on September 8, 2009 (the “Voting Deadline”) from holders of Claims in Class 1 (Energenics Claim) and Class 3 (General Unsecured Claims), and setting forth the results of the tabulation as follows:

a.           Class 1 (Energenics Claim).  Class 1 voted in favor of the Plan.  In claim amount, 100% of voting creditors in Class 1 approved the Plan.  A total of $250,000 voted to accept the Plan, and $0.00 voted to reject the Plan.  For numerosity, the rate of approval by creditors in Class 1 was 100%.  In Class 1, the only vote received voted in favor of the Plan.

b.           Class 3 (General Unsecured Claims).  Class 3 voted in favor of the Plan.  In claim amount, approximately 94.32% of voting creditors in Class 3 approved the Plan.  A total of $1,086,687.03 voted to accept the Plan, and $65,391.37 voted to reject the Plan.  For numerosity, the rate of approval by creditors in Class 3 was approximately 84.21%.  In Class 3, 16 of the 19 votes received voted in favor of the Plan.

WHEREAS, on September 11, 2008, the Debtors filed the First Amended Joint Chapter 11 Plan of Reorganization of O2Diesel Corporation and O2Diesel Fuels, Inc. [Docket No. 58] with the Court, which Plan contains certain non-material modifications (such modifications, along with the modification set forth in paragraph 5 hereof, the “Modifications”); and

WHEREAS, no objections to the Plan were filed; and

WHEREAS, no competing bids were submitted pursuant to the Competitive Process; and

WHEREAS, on September 11, 2009, the Debtors filed the Declaration of Alan Rae in Support of Confirmation of the First Amended Joint Plan of Reorganization of O2Diesel Corporation and O2Diesel Fuels, Inc. [Docket No. 59] (the “Rae Declaration”); and

WHEREAS, on September 14, 2009, the Energenics Holdings Pte, Ltd. (“Energenics”) filed the Declaration of Ronen Hazarika in Support of Confirmation of the First Amended Joint Plan of Reorganization of O2Diesel Corporation and O2Diesel Fuels, Inc. [Docket No. ___] (the “Hazarika Declaration”); and

WHEREAS, a hearing to consider confirmation of the Plan was held on September 15, 2009 before the Honorable Kevin J. Carey, United States Bankruptcy Judge for the District of Delaware (the “Confirmation Hearing”); and

WHEREAS, the Court received evidence as set forth in the record and the documents submitted into the record through such testimony or otherwise;

NOW, THEREFORE, the Court having considered the Plan, the Rae Declaration, the Hazarika Declaration, the Tabulation Certification, the record of the Confirmation Hearing and the entire record of these Chapter 11 Cases, and after due deliberation thereon;

THE COURT HEREBY FINDS AND DETERMINES THAT:

A.                   Record Closed.  The record of the Confirmation Hearing is now closed.

B.                   Jurisdiction.  The Court has jurisdiction to conduct the Confirmation Hearing and to confirm the Plan pursuant to 28 U.S.C. § 1334.  Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

C.                   Core Proceeding.  Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b), and the Court has jurisdiction to enter a final order with respect thereto.

D.                   Judicial Notice.  The Court takes judicial notice of the docket in these Chapter 11 Cases maintained by the Clerk of the Court, including, without limitation, all pleadings and other documents filed, all orders entered, and all arguments made, proffered or adduced, at hearings held before the Court.

E.                   Competitive Process.  Reasonable opportunity has been afforded any interested party to make a higher and better offer for the Equity Interest and/or assets of the Debtors.

F.                   Successful Bidder.  The Debtors did not receive any Qualified Bids, as such term is defined in the Solicitation Procedures Order and, therefore, pursuant to the Sales Procedures Order, Energenics is hereby deemed to be the Successful Bidder, as such term is defined in the Solicitation Procedures Order.

G.                   Good Faith.  The transactions contemplated by the Plan are undertaken by Energenics and the Debtors at arms’ length, without collusion and in good faith.

H.                   Small Business Debtors.  The Debtors are small business debtors within the meaning of section 101(51D) of the Bankruptcy Code, and these Chapter 11 Cases are small business cases within the meaning of section 101(51C) of the Bankruptcy Code.

I.                    Plan Contains Adequate Information.  Pursuant to section 1125(f)(1) of the Bankruptcy Code, the Plan contains adequate information with in the meaning of section 1125 of the Bankruptcy Code such that a separate disclosure statement is not necessary.

J.                    Transmittal of Solicitation Packages.  The Plan, the Confirmation Hearing Notice, the ballots, and other required materials, as set forth in the Solicitation Procedures Order, were transmitted and served substantially in accordance with the Solicitation Procedures Order and the Federal Rules of Bankruptcy Procedure (as amended, modified or replaced from time to time, the “Bankruptcy Rules”) and the Local Rules of Bankruptcy Practice and Procedure of the United States Bankruptcy Court for the District of Delaware and such transmittal and service was adequate and sufficient.

K.                  Burden of Proof.  The Debtors have met their burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code, by a preponderance of evidence, which is the applicable evidentiary standard in the Court.  The Court also finds that the Debtors have satisfied the elements of sections 1129(a) and (b) of the Bankruptcy Code under the clear and convincing standard of proof.

L.                   Plan Compliance with Bankruptcy Code.  As required by section 1129(a)(1) of the Bankruptcy Code, the Plan complies with all applicable provisions of the Bankruptcy Code and Bankruptcy Rules, including but not limited to sections 1122, 1123, 1129, and 1145 of the Bankruptcy Code.

M.                 Satisfaction of Plan Confirmation Requirements (11 U.S.C. § 1129(a)).  The Plan meets all of the applicable requirements of section 1129(a) of the Bankruptcy Code.

N.                  Fair and Equitable; No Unfair Discrimination (11 U.S.C. § 1129(b)).  The Plan does not “discriminate unfairly” and is fair and equitable with respect to Class 4 (O2 Corp. Equity Interests), the only impaired Class that has not voted to accept the Plan, thereby satisfying the requirements of section 1129(b) of the Bankruptcy Code.   No Holder of a Claim or Equity Interest that is junior to the Equity Interests in Class 4 will receive any property on account of its Claim or Equity Interest under the Plan.  The Plan satisfies the absolute priority rule of section 1129(b)(2) of the Bankruptcy Code.

O.                  Principal Purpose of the Plan (11 U.S.C. § 1129(d)).  The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933, thereby satisfying the requirements of section 1129(d) of the Bankruptcy Code.

P.                   Modifications.  The Modifications are non-material, do not adversely change the treatment of Creditors, and do not require resolicitation of any Class.

Q.                   Conditions Precedent to the Effective Date.  Each of the Effective Date Conditions, as defined in the Plan, is reasonably likely to be satisfied.

R.                   Retention of Jurisdiction.  The Court properly may retain jurisdiction over the matters set forth in Article VI.D of the Plan.

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1.           Disclosure.  Pursuant to section 1125(f)(1) of the Bankruptcy Code and Bankruptcy Rule 3017.1(a), the Plan,  is hereby APPROVED as the disclosure statement.

2.           Confirmation.  The Plan, a copy of which is annexed hereto as Exhibit 1, as modified by this Order, is hereby APPROVED and CONFIRMED pursuant to section 1129 of the Bankruptcy Code and the relief requested in the Plan, subject to any express modifications contained in this Order, is GRANTED.  The terms and provisions of the Plan are expressly incorporated into and are an integral part of this Order.  Except as expressly set forth herein, each term and provision of the Plan is valid, binding, and enforceable as though set forth herein.

3.           Capitalized Terms.  Capitalized terms not otherwise defined herein have the meanings given to them in the Plan.

4.           Confirmation Order Controls.  If there is any direct conflict between the terms of the Plan and the terms of this Order, the terms of this Order shall control.

5.           Modification of Article V.D. 2 of Plan:  Article V.D.2 of the Plan is hereby amended and restated in its entirety to provide:

On the Effective Date, (i) all Equity Interests of O2 Corp.; (ii) any and all options (including, but not limited to, all stock options granted to the Debtors’ employees or board members) for O2 Corp. Equity Interests; (iii) any and all warrants for O2 Corp. Equity Interests; and (iv) any instrument evidencing or creating any indebtedness or obligation of O2 Corp. except such instruments that are issued under this Plan, shall be cancelled and extinguished.

6.           Binding Effect of Plan.  Except as otherwise provided in section 1141(d)(3) of the Bankruptcy Code, on and after the Confirmation Date, the provisions of the Plan bind any holder of a Claim against, or Equity Interest in, the Debtors, their estates and their respective successors or assigns, whether or not the Claim or Equity Interest of such holder is impaired under the Plan, whether or not such Holder has accepted the Plan and whether or not the holder has filed a Claim.  The rights, benefits and obligations of any Person named or referred to in the Plan, whose actions may be required to effectuate the terms of the Plan, shall be binding on and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person (including, without limitation, any trustee appointed for the Debtors under chapters 7 or 11 of the Bankruptcy Code).

7.           Discharge.  Except as otherwise provided for in the Plan, this Order, or any other order of the Bankruptcy Court (including, without limitation, the orders authorizing the DIP Financing Facility), in accordance with section 1141(d) of the Bankruptcy Code, entry of this Order acts as a discharge effective as of the Effective Date of all debts, Claims against, liens on, and Equity Interests in the Debtors, their assets and Property, which debts, Claims, liens and Equity Interests arose at any time before the entry of this Order.  The discharge of the Debtors shall be effective as to each Claim and Equity Interest, regardless of whether a proof of Claim or Equity Interest is or was filed or whether the Claim or Interest is or was Allowed or whether the holder of the Claim or Equity Interest has voted to accept the Plan.  On the Effective Date, as to each and every discharged Claim and Equity Interest, any holder of such Claim or Equity Interest shall be precluded from asserting such Claim or Equity Interest against the Debtors or Reorganized Debtors or their assets or properties.

8.           Confirmation Injunction.  On and after the Effective Date, except to enforce the terms and conditions of the Plan before the Court, or as permitted under an order authorizing the DIP Financing Facility, all Persons or entities who have held, hold or may hold any Claim against or Equity Interest in the Debtors are, with respect to any such Claim or Equity Interest, permanently enjoined from and after the Effective Date from:  (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against the Reorganized Debtors or any of their properties, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons or entities and all of their respective direct and indirect parents, subsidiaries and affiliates, together with each of their respective shareholders, members, managers, general partners, limited partners, officers, directors, employees, agents, representatives, attorneys and advisors or consultants or any property of any of the foregoing (collectively, the “Protected Parties”); (b) enforcing, levying, attaching (including, without limitation, any pre judgment attachment), collecting or otherwise recovering by any manner or means whether directly or indirectly, against any of the Protected Parties of any judgment, award, decree or order; (c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against any of the Protected Parties; (d) asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due to any of the Protected Parties; and (e) taking any actions in any place and in any manner whatsoever that do not conform to or comply with the provisions of the Plan and this Order.

9.           Revesting of Property in the Debtors.  Upon entry of this Order, the property of the estates shall vest in the Reorganized Debtors pursuant to section 1142(b) of the Bankruptcy Code.  Except as otherwise provided in the Plan, the property dealt with by the Plan will be free and clear of all Claims and interests of Creditors, and Equity Interest Holders of Debtors, as set forth in section 1141(c) of the Bankruptcy Code.

10.         Exculpation.  The Debtors, the Reorganized Debtors, Energenics, and their respective members, officers, directors, employees, attorneys, financial advisors, and agents shall not have, or incur, any liability to the Debtors, the Reorganized Debtors or to any holder of a Claim or Equity Interest Holder for any post-petition act or omission in connection with, related to, or arising out of, these Chapter 11 Cases, the pursuit of confirmation of the Plan or the consummation of the Plan or the property of the estate, except for willful misconduct or gross negligence, and, in all respects, the Debtors, the Reorganized Debtors, Energenics, and their respective members, officers, directors, employees, attorneys, financial advisors, and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

11.         Issuance of New Equity Interests of O2 Corp.  On the Effective Date, O2 Corp.’s existing Class 4 Equity Interests shall hereby be deemed to be cancelled and O2 Corp. shall issue new Equity Interests to Energenics, which issuance falls within the exemption(s) from registration under the Securities Act and any state or local law pursuant to section 1145 of the Bankruptcy Code.  Any shares of new Equity Interests of O2 Corp. authorized, but not issued pursuant to the Plan shall be retained in treasury by the reorganized O2 Corp. and available for subsequent issuance in accordance with General Corporate Law of the State of Delaware and the Securities Act and/or state or local law and any applicable regulations relating thereto, and the certificate of incorporation and by-laws as the same may be amended and/or restated.

12.         Corporate Action.  On the Effective Date, the adoption of the Amended Certificates of Incorporation or other constituent documents, the selection of directors and officers of the Reorganized Debtors and all actions contemplated by the Plan shall be deemed authorized and approved in all respects.  Any corporate action required to be taken by the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the equity interest holders or the directors of the Reorganized Debtors.  On the Effective Date, the appropriate officers and directors of the Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and other instruments contemplated by the Plan.

13.         Assumption of Certain Executory Contracts.  Pursuant to Article VI.B.1 of the Plan, as of the Effective Date the Debtors are authorized to and shall be deemed to have assumed the Executory Contracts listed in Article VI.B.1 of the Plan.  Subject to the Cure Claim provisions set forth in the Article VI.B.1 of the Plan, on and after the Effective Date, each party to an assumed Executory Contract shall have the rights conferred to such party by and shall be bound by the obligations imposed on such party under such Executory Contract.  For the avoidance of doubt, upon the assumption of the Alliance/NREL Contracts, O2 Inc. shall be bound by audit obligations under the Alliance/NREL Contracts, and, notwithstanding Alliance/NREL's Cure Claim of $0.00 under each Alliance/NREL Contracts, the assumption of the Alliance/NREL Contracts shall be without prejudice to Alliance and/or NREL's right to assert, and demand, and collect payment of amounts, if any, owing by O2 Inc. under the Alliance/NREL Contracts (or vice versa) at the conclusion of audits conducted pursuant to the terms of the Alliance/NREL Contracts.

14.         Cure Claims.  Subject to paragraph 15 of this Order, the “Cure Amounts” set forth in the table in Article VI.B.1 of the Plan shall be binding on all parties pursuant to section 365 of the Bankruptcy Code.

15.         Cure Claims for Kaufman Contract and Merritt Contract.  Notwithstanding the Cure Claim amounts set forth in Article VI.B.1 of the Plan for (i) O2 Inc.'s contract with Benjamin Kaufman (the "Kaufman Contract") and (ii) O2 Inc.'s contract with William F. Merritt (the "Merritt Contract"), the Cure Claim amount for each of the Kaufman Contract and the Merrit Contract shall be $0.00; provided, however, that following the Effective Date, Benjamin Kaufman and William F. Merritt may invoice the Reorganized Debtors for services rendered under the Kaufman Contract and/or the Merritt Contract, as applicable, to the Debtors from August 7, 2009 through the balance of the term of the applicable contract, with such amounts to be paid in the ordinary course of the Reorganized Debtors' business pursuant to the terms of the Kaufman Contract or Merritt Contract, as applicable, subject to the Reorganized Debtors' rights to contest the invoiced amounts.

16.         Rejection of Remaining Executory Contracts.  Except for any Executory Contract listed in the table in Article VI.B.1 of the Plan, each Executory Contract entered into by the Debtors prior to the Petition Date that has not previously expired or terminated pursuant to its own terms, shall be rejected pursuant to sections 365 and 1123 of the Bankruptcy Code, effective as of the Effective Date.  This Order shall constitute an order of the Court approving such rejection pursuant to sections 365 and 1123 of the Bankruptcy Code.

17.         Rejection Damages Bar Date.  Any Proofs of Claim with respect to a Claim arising from the rejection of Executory Contracts under the Plan (including Claims under section 365(d)(3) of the Bankruptcy Code) must be filed with the Court on the later of (i) the Bar Date or (ii) thirty (30) days after the Effective Date, or such Claim shall be forever barred and shall not be entitled to a distribution or be enforceable against the Debtors, the Debtors’ estates, the Reorganized Debtors, or assets thereof.  Any Claim arising from the rejection of an Executory Contract shall be treated as a Claim in Class 3 (General Unsecured Claims).  Nothing in the Plan or this Order extends or modifies any previously applicable Bar Date.

18.         Waiver of Avoidance Actions.  Upon the Effective Date, the Debtors shall be deemed to have waived their right to pursue Avoidance Actions.

19.         Tax Exemption.  Pursuant to section 1146 of the Bankruptcy Code, the issuance, transfer or exchange of a security under the Plan, or the making or delivery of an instrument of transfer under the Plan, including, without limitation, any transfers to or by the Debtors, if on the Effective Date, and the Reorganized Debtors, if after the Effective Date, of property in implementation of or as contemplated by the Plan shall not be taxed under any state or local law imposing a stamp tax, or similar tax.  Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded are hereby ordered and directed to accept such instrument, without requiring the payment of any stamp tax or similar tax.

20.         Findings of Fact and Conclusions of Law.  The determinations, finding, judgments, decrees and orders set forth herein constitute this Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014.  Each finding of fact set forth herein, to the extent it is or may be so deemed a conclusion of law, shall also constitute a conclusion of law.  Each conclusion of law set forth herein, to the extent it is or may be so deemed a finding of fact, shall also constitute a finding of fact.

21.         Jurisdiction of the Court.  Until the Effective Date, this Court shall retain jurisdiction over the Debtors, their assets, and their estates.  Thereafter, jurisdiction of the Court shall continue to the greatest extent legally permissible, including without limitation the subject matters set forth in Article IV.D of the Plan.

22.         Effectiveness of Order.  Notwithstanding Bankruptcy Rules 3020(e) and 6004(g) or any other provision of the Bankruptcy Code or Bankruptcy Rules, this Order shall be effective immediately upon its entry, and the period in which an appeal must be filed shall commence immediately upon the entry hereof.

23.         Notice of Confirmation Order and Effective Date.  The Debtors shall serve notice of the entry of this Order to those Creditors on whom the Confirmation Hearing notice was served.  Such service constitutes good and sufficient notice pursuant to Bankruptcy Rules 2002(f)(7) and 3020(c).  On the Effective Date, or as soon thereafter as is reasonably practicable, the Reorganized Debtors shall file with the Court a “Notice of Effective Date” in a form reasonably acceptable to the Reorganized Debtors in their sole discretion, which notice shall constitute appropriate and adequate notice that the Plan has become effective; provided, however, that the Reorganized Debtors shall have no obligation to notify any Person of such fact other than the Office of the United States Trustee, parties with potential Administrative Claims, and counterparties to executory contracts and unexpired leases assumed or rejected pursuant to entry of this Order.  A courtesy copy of the Notice of Effective Date shall also be sent by first class mail, postage prepaid to those Persons who have filed with the Court requests for notices pursuant to Bankruptcy Rule 2002.

24.         Modification of the Plan.  Subject to the restrictions on Plan modifications set forth in section 1127 of the Bankruptcy Code, the Debtors reserve the right to alter, amend or modify the Plan before its substantial consummation.

25.         Substantial Consummation.  Substantial consummation of the Plan shall be deemed to occur on the Effective Date.  Further, the provisions of Federal Rule of Civil Procedure 62(a) and Bankruptcy Rules 3020(e) and 7062 shall not apply to this Order and the Debtors and Energenics are authorized to consummate the Plan immediately upon entry of this Order.

26.         References to Plan Provisions.  The failure to specifically include or reference any particular provision of the Plan in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Plan be confirmed in its entirety.

27.         Integration of Confirmation Order Provisions.  The provisions of this Order are integrated with each other and are nonseverable and mutually dependent.

28.         Reversal.  If any or all of the provisions of this Order are hereafter reversed, modified or vacated by subsequent order of this Court or any other court, such reversal, modification or vacatur shall not affect the validity of the acts or obligations incurred or undertaken under or in connection with the Plan prior to the Reorganized Debtors’ receipt of written notice of any such order.  Notwithstanding any such reversal, modification or vacatur of this Order, any such act or obligation incurred or undertaken pursuant to, and in reliance on, this Order prior to the effective date of such reversal, modification or vacatur shall be governed in all respects by the provisions of this Order and the Plan or any amendments or modifications thereto.

Dated: September ___, 2009
Hon. Kevin J. Carey
Chief United States Bankruptcy Judge